COMMENTS RECEIVED ON 11/25/2019

FROM CHAD ESKILDSEN

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity GNMA Fund (Form N-CSR Filing)

C:

It appears the fund holds uniform mortgage-backed security TBAs issued under the Federal Housing Finance Agency’s single security initiative. Please describe supplementally if the fund exchanged Freddie Mac or Fannie Mae securities for delivery of the UMBS securities in the TBA transactions. If so, describe the accounting impact of such an exchange and please cite applicable U.S. GAAP.

R:

While the fund holds uniform mortgage-backed security TBAs issued under the Federal Housing Finance Agency’s single security initiative, these were acquired through normal purchase activity. We confirm that the fund did not exchange Freddie Mac or Fannie Mae securities for delivery of the UMBS securities.